Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS
a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

Yes☒ No☐

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

For the purposes of this Form ATS-N, the term "orders" encompasses Firm Regular Session Orders; Conditional Orders and associated Firm-up Orders; and Market on Close ("MOC") Orders, as those terms are defined in Part III, Item 7. To the extent a disclosure relates only to one or two classes of orders, the disclosure is drafted to refer to that class or those classes specifically.

CGMI's algorithms ("algos") or its smart order router ("SOR") may determine to route orders to the ATS. If CGMI's algos make the determination to route orders to the ATS, they send a directed order(s) to the SOR, which in turn sends the order(s) to the ATS. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. CGMI's algos do not enter orders directly into the ATS. CGMI Business Units that have access to the CGMI algos and/or SOR may place orders in NMS Stocks that may be entered into Citi-ONE. CGMI Business Units may not access Citi-ONE directly (i.e., may not be Direct Subscribers or send directed orders to Citi-ONE).

Each business unit ("Business Unit") listed below is part of CGMI, uses the SBSH market participant identification code ("MPID") with respect to its orders and can place orders in NMS Stocks in the ATS in the trading capacities noted below.

(a) CASH SALES TRADING and CASH TRADING facilitate institutional client orders in NMS Stocks and OTC securities. Cash Sales Trading can send client orders to Citi-ONE in an agency capacity, and Cash Trading can send orders to Citi-ONE in an agency or principal capacity.

(b) INTERNATIONAL TRADING facilitates institutional client orders in American Depositary Receipts and local ordinary securities. International Trading can send orders to Citi-ONE in an agency or principal capacity.

(c) RISK ARBITRAGE facilitates institutional client orders in international securities, NMS Stocks, and OTC securities, specializing in the securities of companies in announced transactions (e.g., mergers and acquisitions, tender offers, etc.). Risk Arbitrage can send orders to Citi-ONE in an agency or principal capacity.

(d) CONVERTIBLES TRADING facilitates institutional client orders in NMS Stocks and OTC securities that are convertible securities. Convertibles Trading can send orders to Citi-ONE in an agency or principal capacity.

(e) DERIVATIVES SALES TRADING and DERIVATIVES TRADING facilitate institutional client orders in listed options, including complex options, and OTC derivatives. Derivatives Sales Trading can send client orders to Citi-ONE in an agency capacity and Derivatives Trading can send orders to Citi-ONE in an agency or principal capacity.

(f) ETF TRADING facilitates institutional client orders in Exchange Traded Funds ("ETFs"). ETF Trading can send orders to Citi-ONE in an agency or principal capacity.

(g) CENTRAL RISK manages a portfolio of CGMI positions incurred from the Firm's facilitation activities. Central Risk can send orders to Citi-ONE in a principal capacity.

(h) ELECTRONIC EXECUTION COVERAGE facilitates institutional client orders in equity securities, including NMS Stocks and OTC securities, as agent using the CGMI algos and/or SOR. Electronic Execution Coverage can send client orders to Citi-ONE in an agency capacity.

(i) PROGRAM SALES and PROGRAM TRADING facilitate institutional client orders in equity securities, including NMS Stocks and OTC securities, entered as a program by the client. Program Sales can send client orders to Citi-ONE in an agency capacity. Program Trading can send orders to Citi-ONE in an agency or principal capacity.

(j) DELTA ONE, SWAPS SALES and TRADING is the market making and hedging desk which provides financing on products offering linear exposure to equity risk (single stock, index and sector swaps, ETFs, EFPs, etc.) to clients. Delta One, Swaps Sales and Trading can send orders to Citi-ONE in a principal capacity to delta hedge their financing swaps.

(k) SPECIAL EQUITIES TRANSACTIONS GROUP facilitates purchases and sales by issuers dealing in their own securities and sales of securities by issuer affiliates. Special Equities Transactions Group can send orders to Citi-ONE in an agency or principal capacity.

(l) U.S. FUTURES, MUNICIPALS, HIGH YIELD and CREDIT TRADING Business Units can all hedge their exposure in U.S. equities. These Business Units can send orders to Citi-ONE in a principal capacity.

(m) FIXED INCOME SALES handles client orders in fixed income securities, but also may handle equity orders on an agency basis. Fixed Income Sales can send orders to Citi-ONE in an agency capacity.

CGMI personnel in various groups who are responsible for trading out of positions in a CGMI error account may send orders to Citi-ONE in a principal capacity. CGMI does not have an electronic market making Business Unit that continuously provides liquidity to the Citi-ONE ATS.

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

Yes☐ No☒

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

As discussed further in Part III, Item 5, CGMI Business Units can only enter orders into Citi-ONE indirectly through the CGMI algos and/or SOR. Subscribers (users of Citi-ONE other than CGMI Business Units and CGMI Affiliates) may elect to access Citi-ONE directly as Direct Subscribers or indirectly as Indirect Subscribers, or may elect to be both Direct and Indirect Subscribers. A CGMI Business ~~Unit or CGMI Affiliate may direct an order~~Units and CGMI Affiliates cannot send directed orders to Citi-ONE ~~using CGMI's algos and/or SOR~~. An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR only by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis at its discretion, and will consider factors including but not limited to the history of CGMI's relationship with the Indirect Subscriber; the anticipated volume of the Indirect Subscriber's directed order flow; and other characteristics of the flow the Indirect Subscriber intends to send to the custom routing strategy, such as order type. For the purposes of this Form ATS-N, all users of Citi-ONE, i.e., Direct and Indirect Subscribers, CGMI Business Units, and CGMI Affiliates, are referred to collectively as "Participants." Differences between CGMI Business Units and CGMI Affiliates, on the one hand, and Indirect and Direct Subscribers, on the other, related to ATS eligibility are discussed in Part III, Item 2.

c. Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes☐ No☒

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?

Yes☐ No☒

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

Yes☒ No☐

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

CGMI is a subsidiary of Citigroup Inc., a global financial services firm ("Citi"). Certain Affiliates of CGMI have the ability to send orders to a CGMI trading desk or to the CGMI algos and/or SOR. The determination as to whether an order is sent to Citi-ONE on behalf of a CGMI Affiliate is made by the ~~relevant CGMI trading desk receiving the order or the~~ CGMI algos and/or SOR. CGMI Affiliates are authorized in their local jurisdictions to act as broker-dealers or banks (or the local equivalent). Given that Affiliate orders are sent to Citi-ONE by CGMI, the applicable MPID for such orders is SBSH. CGMI Affiliates do not have the ability to send orders to the ATS directly.

The following CGMI Affiliates can access Citi-ONE through CGMI. CGMI enters all CGMI Affiliates' orders into Citi-ONE in an agency capacity only, regardless of whether such orders represent the interests of a CGMI Affiliate's customers or the principal interest of the CGMI affiliate.

(a) U.S. BANK - Citibank, N.A. ("CBNA"), whose orders represent the principal interest of CBNA.

(b) NON-U.S. BROKER-DEALERS - Citigroup Global Markets Limited ("CGML"), whose orders represent the principal interest of CGML or the interests of its customers; Citigroup Global Markets Europe, whose orders represent the interests of its customers; Citigroup Global Markets Hong Kong Limited ("CGMHKL"), whose orders represent the principal interest of CGMHKL.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

Yes☐ No☒

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

As discussed further in Part III, Item 5, CGMI Affiliates can only enter orders into Citi-ONE indirectly through the CGMI trading desk or the CGMI algos and/or SOR. CGMI Affiliates do not have the ability to send orders to the ATS directly (i.e., may not be Direct Subscribers). The and may not send directed orders). A CGMI trading desk determines whether to direct the Affiliate's order to Citi-ONE, or tomay use the CGMI algos and/or SOR to handle an Affiliate's order, which may, in turn, determine to send the Affiliate's order to Citi-ONE. Subscribers (not CGMI Business Units or CGMI Affiliates) may elect to access Citi-ONE directly or indirectly. Differences between CGMI Business Units and CGMI Affiliates, on the one hand, and Indirect and Direct Subscribers, on the other, related to ATS eligibility are discussed in Part III, Item 2.

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes☐ No☒

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

Yes☐ No☒

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

Yes☒ No☐

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

CGMI offers its clients a suite of electronic equities trading products, including the use of its algos, SOR, and Citi-ONE. CGMI client orders may be sent to Citi-ONE by the CGMI algos and/or SOR, making such clients Indirect Subscribers. The decision to route an order to Citi-ONE (or other trading centers) may be made by either the CGMI algos or the SOR. If the CGMI algos decide to send an order to Citi-ONE, the CGMI algos send a directed order to the SOR, and the SOR routes the order to Citi-ONE. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. The CGMI algos do not enter orders directly into Citi-ONE. ~~Alternatively, a~~ CGMI Business ~~Unit or CGMI Affiliate may direct an order~~Units and CGMI Affiliates cannot send directed orders to Citi-ONE ~~using CGMI's algos and/or SOR~~. An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR only by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis, as described further in Part II, Item 1. Clients of CGMI can alternatively choose to go through the Direct Subscriber onboarding process described in Part III, Item 2, and after successful completion of that process will be permitted to send orders directly to Citi-ONE through the Citi-ONE gateway. The Citi-ONE gateway is the only gateway to the ATS for both Direct and Indirect Subscribers, though because Indirect Subscriber, CGMI Business Unit, and CGMI Affiliate orders must pass through the additional technology layer of the algos and/or SOR, their orders as a general matter will not reach Citi-ONE as quickly as orders sent to Citi-ONE at the same time from Direct Subscribers. See Part III, Item 5. Part III, Item 2, provides the particular terms and conditions related to eligibility for Direct and Indirect Subscribers.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

As described in Part III, Item 2, Direct Subscribers must, as a condition to accessing Citi-ONE directly, sign a Citi-ONE ATS Subscriber Access Agreement and meet the identified criteria to be onboarded. Indirect Subscribers must be CGMI clients in good standing. CGMI Business Units and CGMI Affiliates are not subject to eligibility requirements in order to access Citi-ONE through the CGMI algos and/or SOR and do not have the ability to access Citi-ONE directly. ~~A~~ CGMI Business ~~Unit or CGMI Affiliate may direct an order~~Units and CGMI Affiliates cannot send directed orders to Citi-ONE ~~using CGMI's algos and/or SOR~~. An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR only by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis, as described further in Part II, Item 1.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

Yes☐ No☒

Part III

Item 1: Types of ATS Subscribers

Select the type(s) of Subscribers that can use the NMS Stock ATS services:
☒Investment Companies ☒Retail Investors ☒Issuers ☒Brokers
☐NMS Stock ATSs ☒Asset Managers ☒Principal Trading Firms
☒Hedge Funds ☒Market Makers ☒Banks ☒Dealers
☒Other

If other, identify the type(s) of subscriber.

Other types of Subscribers include pension funds, sovereign wealth funds, and family offices. In addition, exchanges may submit orders to Citi-ONE through affiliated or unaffiliated broker-dealers.

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

<mark>Yes</mark>☒ No☐

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Citi-ONE permits orders to be entered directly by Direct Subscribers by way of Financial Information eXchange "FIX" protocol Version 4.2. Citi-ONE does not offer a native or binary protocol for order entry.

Indirect Subscribers', CGMI Business Units', and CGMI Affiliates' orders, including any directed orders to Citi-ONE on behalf of Indirect Subscribers, are entered into Citi-ONE through CGMI's algos and/or SOR as described in Part II, Items 1 and 5, and the SOR uses the same FIX protocol to connect to Citi-ONE as is used by Direct Subscribers.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

<mark>Yes</mark>☒ No☐

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

<mark>Yes</mark>☒ No☐

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

As noted above in Part II, Item 1, Indirect Subscribers, CGMI Business Units, and CGMI Affiliates are able to send orders to Citi-ONE only using CGMI's algos and/or SOR. Specifically, orders may be sent to the CGMI algos and/or SOR, which may select Citi-ONE as one of several possible routing destinations. ~~Alternatively, a~~ CGMI Business ~~Unit or CGMI Affiliate may direct an order~~ Units and CGMI Affiliates cannot send directed orders to Citi-ONE ~~using CGMI's algos and/or SOR~~. An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR only by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis, as described further in Part II, Item 1. Regardless of which Participant and/or technology selects Citi-ONE as the destination for an order, the SOR sends orders to Citi-ONE. The SOR uses the same FIX protocol to access Citi-ONE as described in Part III, Item 5. Indirect Subscribers also may send orders to a CGMI Business Unit that may submit client orders into the Citi-ONE ATS through CGMI's algos and/or SOR. Because Indirect Subscriber, CGMI Business Unit, and CGMI Affiliate orders must pass through the additional technology layer of the CGMI algos and/or SOR, their orders as a general matter will not reach Citi-ONE as quickly as orders sent to Citi-ONE at the same time from Direct Subscribers.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

A CGMI Business Unit or CGMI Affiliate may direct an orderUnits and CGMI Affiliates cannot send directed orders to Citi-ONE using CGMI's algos and/or SOR. An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR only by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis, as explained further in Part II, Item 1.

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Citi-ONE is an NMS Stock ATS, operated by CGMI within its Equities business, and for which Ocean hosts, operates, and supports the technology platform subject to CGMI's direction and oversight.

Citi-ONE operates two trading sessions - the RTS for FRS Orders and COs, and, for Participants who have opted in (see Part III, Item 17), the MOCS for MOC Orders.

Citi-ONE offers Participants matching services in eligible NMS Stocks. Eligible NMS Stocks are NMS Stocks that are (i) eligible for continuous net settlement at the National Securities Clearing Corporation, (ii) not restricted from trading by CGMI, and (iii) not American Depositary Receipts that require withholding for Financial Transaction Tax purposes; and (iv) not Publicly Traded Partnership (a/k/a Master Limited Partnership) stocks. Orders may be entered directly or indirectly utilizing the FIX 4.2 protocol. The structure of both trading sessions is a limit order matching book, operating according to the matching priorities described in Part III, Item 11.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ORDER INTERACTION RULES FOR PRIORITY - MATCHING

Firm Regular Session Orders and Conditional Orders can be matched in Citi-ONE's RTS.

FRS Orders are auto-executable orders. FRS Orders are prioritized by Order Class | Price | Broker | Inclusion Level | Time. Prioritization by Order Class means that FRS Orders will seek to interact with FRS Orders before interacting with COs.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | Time. Prioritization by Order Class means that COs will seek to interact with COs before interacting with Eligible FRS Orders. COs may have associated Firm-up Orders. See Part III, Item 9.

MOC Orders match in Citi-ONE's MOCS. MOC Orders are prioritized by Broker | Size.

PRIORITIZATION | METHODOLOGY

(a) Order Class - refers to one of the three (3) classes of orders: FRS Orders, COs, and MOC Orders.

(b) Price - FRS Orders and COs (including their associated Firm-up Orders) on the same side of the market, in the same NMS Stock, are prioritized according to the Assigned Limit Prices. Assigned Limit Prices are explained in Part III, Item 7.

(c) Broker - Allows for two contra-side orders that originated from a U.S.-registered broker-dealer (or, at the election of the broker-dealer, from the broker-dealer and its affiliates) to have priority over orders from other Participants that might also match with the orders of such broker-dealer.

(d) Inclusion Level - Only applies to FRS Orders. Citi-ONE permits Participants whose FRS Orders provide liquidity to select an Inclusion Level. Inclusion Level (i) defines the set of orders with which an FRS Order may interact and (ii) is used to prioritize FRS Orders. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing interaction with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting interaction only with Taker Level 1. See Part III, Item 13. With respect to prioritization, if previous priority parameters are equal, FRS Orders with a higher Inclusion Level will receive priority. For example, FRS Orders with Inclusion Level 5 will receive matches before FRS Orders with Inclusion Levels 1 through 4.

(e) Time - Applies to FRS Orders and COs. If all previous matching priority parameters are equal, the FRS Order or CO, as applicable, that is first to arrive will match with a resting order. The time of receipt by Citi-ONE of an FRS Order is reflected by a timestamp on such FRS Order ("Receipt Time"). Any change to the FRS Order or CO will reset the Receipt Time for such FRS Order or CO, except where such change to the FRS Order or CO is (i) decrease in quantity, (ii) a short sale change (e.g., changing a short sell FRS Order to a long sell FRS Order or changing a long sell FRS Order to a short sell FRS Order), or (iii) a change to the Assigned Limit Price due to a change in the NBBO. Unrelated to the priority analysis but as a matter of terminology, when two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order.

(f) Size - Only applies to MOC Order matching. MOC Orders on the same side of the market will be prioritized by size.

OTHER PARAMETERS, CONDITIONS, AND ATTRIBUTES FOR CONSIDERATION

The standard prioritization of Orders may be affected if certain parameters are included on Orders:

Minimum Executable Quantity - Participants can specify the minimum executable quantity for execution against any single contra-side order. See Part III, Item 14.

Self-Match Prevention - Participants can utilize this parameter to prevent their own buy and sell orders from matching with one another. Self-match prevention is enabled by default and Participants can opt out. See Part III, Item 14.

Do Not Cross Principal - Subscribers can opt out of interacting with the principal orders of CGMI. See Part II, Item 3 and Part III, Item 14.

Post Only - Applies to FRS Orders only. The "post only" attribute allows Participants to submit FRS Orders that can only be liquidity-providing orders (first-in-time Order). See Part III, Item 7.

Inclusion Levels - See above as well as Part III, Item 13.

PRICE IMPROVEMENT

Either the liquidity provider, the liquidity taker, or both, can receive price improvement. Price improvement is not necessarily split equally between a liquidity provider and a liquidity taker. The execution price for a match will be that price closest to the midpoint of the NBBO that is compatible with both orders (e.g., determined by reference to any limit price that needs to be taken into consideration). If the Assigned Limit Price of one or both matching orders resides at the midpoint of the NBBO, or if both straddle the midpoint, the execution price will be the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

PRICE PROTECTION MECHANISMS

Participant orders in Citi-ONE are given an Assigned Limit Price (Part III, Item 7). All matches will be at, or within, the NBBO. Citi-ONE ATS will accept orders outside of the LULD bands, however, Citi-ONE will automatically pause matching during LULD Limit States and Straddle States.

Citi-ONE will not match orders when the price of an NMS Stock is outside of a valid NBBO spread width. See also LOCKED OR CROSSED MARKETS, below.

SHORT SALES AND REGULATION SHO

Citi-ONE permits short sale orders to be entered for the RTS by U.S.-registered broker-dealer Participants in compliance with Regulation SHO. Each short sale order entered on behalf of a broker-dealer Participants must specify that a locate has been obtained in accordance with Regulation SHO Rule 203(b)(1). For non-broker-dealer Participants, the ATS will reject any short sale order that does not identify the broker-dealer that provided the locate. For short sale orders subject to Rule 201 under Regulation SHO that are not permissibly priced for matching (i.e., not priced above the Constructed NBB or SIP NBB, as applicable), the Assigned Limit Price will be the lowest permissible price in compliance with Rule 201, including any permissible sub-penny increments. Such orders are executed at the Assigned Limit Price if there is an available contra-side order or, if not, they are held for matching at the new Assigned Limit Price or better. As quoted prices change, the Assigned Limit Price is updated to the lowest permissible price for matching under Rule 201 down to an order's original limit price. An order that is re-priced in this manner under Rule 201 does not have its original priority changed. Instead, the priority of such an order is established based on its original Assigned Limit Price.

Citi-ONE will reject MOC Orders sent as short sale orders.

LOCKED OR CROSSED MARKETS

Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed.

POTENTIAL ERRORS RELATED TO THE OPERATION OF CITI-ONE

Citi-ONE reviews potential errors in accordance with CGMI's Global Procedures for Recording and Remediation of Equity Trade Errors and self-regulatory organization rules. Any potential errors related to the operation of Citi-ONE (e.g., technology-related errors) will be escalated to the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management. The ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management will review and determine a course of action based on the facts and circumstances pertaining to the matter. If the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management deem that an error has occurred and resulted in an execution, the execution will be transferred to the Citi-ONE error account and liquidated promptly.

TIME-STAMPING OF ORDERS AND EXECUTIONS

Timestamps are applied in the appropriate format to all orders (including amendments and cancellations), executions, and other relevant messages upon receipt, creation, or cancellation. All timestamps have nanosecond precision unless specified otherwise, except where a regulatory requirement or external standard communications protocol (e.g., FIX) mandates a different precision. In those cases, the nanosecond timestamp will be truncated in accordance with the regulatory or external standard. Citi-ONE Participants can choose to have their order entry port and drop copy port messages configured to nanosecond precision.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).

There are no subscription fees for accessing Citi-ONE.

Subscribers may access Citi-ONE directly (as Direct Subscribers), indirectly (as Indirect Subscribers), or both directly and indirectly.

CGMI does not charge Direct Subscribers for a primary and secondary FIX port for each of the RTS and MOCS (see Part III, Item 4). In certain instances, CGMI may charge a monthly fee for additional ports. That fee ranges, at the discretion of CGMI management, from $0 to $250 per FIX session depending upon minimum volume thresholds. Third-party service providers, including datacenters, co-location facilities, and service bureaus may charge Direct Subscribers for connectivity to venues, including Citi-ONE.

CGMI charges Direct Subscribers a fee per share matched determined at the discretion of CGMI management ranging from $0.00 to $~~0.001~~0.007. The fee does not differ depending on whether the share(s) added or removed liquidity. CGMI does not charge CGMI Business Units or Affiliates fees for shares matched on Citi-ONE. CGMI Affiliates may charge their clients for shares matched on Citi-ONE.

Indirect Subscribers are not charged connectivity fees to Citi-ONE. Commissions pertaining to Indirect Subscribers are noted below.

b. Identify and describe any fees or charges for use of the NMS Stock ATS Services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

CGMI negotiates individual client commissions pertaining to a wide range of CGMI products and execution services. In negotiating commission rates, each client's overall relationship with CGMI negotiates individual client commissions pertaining to a wide range of CGMI products and execution services. In negotiating commission rates, each client's overall relationship with CGMI is considered. Variables that may impact commissions include: client type, products and services provided (including high touch trading, electronic execution - algorithmic trading strategies and smart order routing, program trading, prime brokerage, research and corporate access), type of trading flow, trading volume, markets traded, and overall CGMI revenue. Indirect Subscriber rates per share matched are part of bundled services, are not venue-specific, and range from $0.00 to $0.06 per share matched.

If a CGMI client is both a Direct Subscriber and an Indirect Subscriber, the fees/charges associated with the client's Direct Subscriber connectivity and executions are described above in Part III, Item 19(a), and the bundled services rates associated with the client's Indirect Subscriber relationship are described here in Part III, Item 19(b). There are no bundled services or products associated with Direct Subscriber access to or activity on Citi-ONE.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

CGMI does not offer rebates or discount of fees for use of Citi-ONE (see above). Client Coverage and/or Equities Management personnel negotiate commissions that may be discounted or bundled based on factors described above.